Filed by Alpha Star Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Alpha Star Acquisition Corporation

Commission File No.: 001-41153

Dated: May 6, 2025

XData Group

xdatagroup.io

XData Group Sets Sights on Nasdaq After $180 Million SPAC Deal Approval

XData Group, a leading B2B software development company tailoring solutions for the European banking sector, plans to go public on Nasdaq in the first half of 2025. The company has signed a definitive agreement with special purpose acquisition company (SPAC) Alpha Star Acquisition Corporation (“Alpha Star”), with the business combination transaction valued at $180 million (the “Business Combination”).

Founded in 2022, XData Group is a rapidly growing B2B software development firm seeking to shape the future of banking through its innovative solutions. Headquartered in Tallinn, Estonia, the company has expanded its affiliation to Armenia and Spain — two emerging tech hubs that align well with the company’s vision and forward-thinking approach.

The merger with Alpha Star represents a strategic milestone for XData Group with the intended public listing on the Nasdaq stock market providing increased visibility, access to new capital, and the ability to scale operations more effectively across Europe and beyond.

Both Alpha Star and XData Group’s boards of directors have unanimously approved the deal. Upon completion, XData Group will operate through a Cayman Islands company incorporated by Alpha Star.

The deal comes at a time of rapid growth for XData Group. In 2024, the company enjoyed a tripling of its workforce. This impressive growth reinforces XData Group’s position as a significant player in B2B software development.

A major milestone of 2024 was the launch of XData Group’s flagship banking solution, designed to enhance user experience and operational efficiency in online banking. This innovation has strengthened the company’s position as a trusted provider of cutting-edge technology in this space.

XData Group has also built a strong reputation for its expertise in compliance and anti-money laundering technology. By integrating advanced AI tools, the company delivers robust solutions to financial organizations that help them enhance and streamline KYC checks, compliance processes and fraud detection, ensuring adherence to regulations across multiple jurisdictions. This security-focused approach makes XData Group a reliable partner in safeguarding digital banking operations.

With the proposed Nasdaq listing, XData Group aims to build on this momentum, expanding its product offerings and reinforcing its commitment to driving technological progress in financial services. XData Group will continue to be led by its founder and CEO, Roman Eloshvili, who will oversee the company’s further development.

Responding to the merger, Mr. Eloshvili said: “At XData Group, we are committed to delivering cutting-edge services to as many financial institutions as possible. The deal with Alpha Star represents the next step on our journey. Going public will provide us with the resources needed to accelerate the development of new products, as well as new industry partnerships. Armed with these benefits, our company will continue delivering leading solutions across Europe and beyond.”

Dr. Zhe Zhang, the Chairman and CEO of Alpha Star, said: “Alpha Star has an unwavering commitment to help dynamic companies, particularly in the technology and financial sectors, achieve their potential. This deal and the proposed listing on Nasdaq provide an opportunity to support XData Group as it widens its operations, develops its products and builds on its already outstanding customer service.”

About XData Group

XData Group is a B2B software development company with a focus on the European banking sector. It is headquartered in Tallinn, Estonia. Specializing in cutting-edge technology solutions, XData Group offers comprehensive services ranging from front-end to back-end app development, custom software creation, UX/UI design, and prototype and MVP testing for online banking solutions. XData Group is on a mission to make a revolution within the banking landscape, making financial services more innovative, accessible, efficient, and user-centric.

About Alpha Star

Alpha Star Acquisition Company is a Special Purpose Acquisition Company (SPAC) registered in the Cayman Islands. Established in December 2021 and headquartered in New York, Alpha Star aims to facilitate mergers, share exchanges, asset acquisitions, stock purchases, reorganizations, and similar business combinations.

Additional Information

In connection with the proposed Business Combination, (i) XData Group has filed with the SEC a registration statement on Form F-4 (File No. 333-285858) containing a preliminary proxy statement of Alpha Star and a preliminary prospectus (the “Registration Statement/Proxy Statement”), and (ii) Alpha Star has filed a definitive proxy statement relating to the proposed Business Combination (the “Definitive Proxy Statement”) and mailed the Definitive Proxy Statement and other relevant materials to its shareholders after the Registration Statement/Proxy Statement was declared effective on March 28, 2025, and (iii) the proposals include in the Definitive Proxy Statement were approved and passed at Alpha Star’s shareholders meeting held on May 2, 2025.The Registration Statement/Proxy Statement contains important information about the proposed Business Combination. This press release does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.

You are advised to read the Registration Statement/Proxy Statement and the Definitive Proxy Statement and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Alpha Star, XData Group and the Business Combination. Investors and shareholders will also be able to obtain copies of the Registration/Proxy Statement, the Definitive Proxy Statement and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov. The documents filed by Alpha Star with the SEC also may be obtained free of charge upon written request to Alpha Star Acquisition Corporation, 100 Church Street, 8th Floor, New York, NY 10007.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, that are based on beliefs and assumptions and on information currently available to Alpha Star and XData Group. All statements other than statements of historical fact contained in this document are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Alpha Star’s securities, (ii) the risk that the transaction may not be completed by Alpha Star’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Alpha Star, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Business Combination Agreement by the shareholders of Alpha Star and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the transaction on XData Group’s business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of XData Group and potential difficulties in XData Group employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against XData Group or against Alpha Star related to the Business Combination Agreement or the proposed transaction, (ix) the ability to obtain approval for listing or maintain the listing of PubCo’s securities on a national securities exchange following the Business Combination, (x) the price of PubCo’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which PubCo operates, variations in operating performance across competitors, changes in laws and regulations affecting PubCo’s business, PubCo’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xii) the amount of redemption requests made by Alpha Star’s public shareholders, (xiii) costs related to the proposed business combination, and (xiv) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Alpha Star’s registration statement on Form S-1 (File No. 333-257521) declared effective by the SEC on December 13, 2021, and other documents filed, or to be filed, with the SEC by Alpha Star or XData Group, including a registration statement on Form F-4 (File No. 333-285858) that has been declared effective by the SEC on March 28, 2025. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Alpha Star and XData Group assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither XData Group nor Alpha Star gives any assurance that either XData Group or Alpha Star will achieve its expectations.

Participants in Solicitation

Alpha Star and XData Group, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Alpha Star shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Alpha Star’s shareholders in connection with the Business Combination is set forth in Alpha Star’s filings with the SEC You can find more information about Alpha Star’s directors and executive officers in its filings with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus in connection with the Business Combination. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction described above and shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Alpha Star or XData Group or the post-combination company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.